Loan Agreement

This Loan Agreement (the "Agreement" or the "Loan") dated as of June 3rd, 2021 with the effective date as of June 21st 2018, by and between Avner Barak (the "Lender") and Intercure Ltd. (the "Borrower").

This Loan Agreement is delivered as an exhibit and pursuant to terms of that purchase agreement among the Borrower to purchase the shares of Canndoc Ltd. dated June 21st 2018, in which the Lender was one of the main shareholders.

Below are the terms of the loan given by the Lender:

1. **LOAN AMOUNT.** Lender made a loan to Borrower in the aggregate principal face amount of 718,000 NIS. The outstanding amount of the loan as December 31st 2020 was 407,000 NIS.

2. **INTEREST RATE.** The Loan principal bears annual interest, calculated annually, according to the minimum interest rate prescribed in section 3J of the Income Tax Ordinance (2.61% in 2018, 2.56 in 2019 and 2.62 in 2020).

3. **REPAYMENT OF THE NOTE.** The loan will be repaid in equal monthly installments (principal and interest) in the amount of 15,000 NIS per installment.

4. **MATURITY DATE.** The loan will be fully paid and matured at May 1st 2023 (the "**Maturity Date**").

5. **SEVERABITY GOVERNING LAW.** In the event that any provision herein is determined to be void or unenforceable for any reason, such determination shall not affect the validity or enforceability of any other provision, all of which shall remain in full force and effect. This Loan shall be governed by and shall be construed in accordance with the Israeli law. All disputes shall be subject to the jurisdiction of Tel-Aviv courts.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

Intercure Ltd	**Avenr Barak**
/s/Amos Cohen, /s/Alexander Rabinovich	/s/ Avner Barak
Name: Amos Cohen, CFO Alexander Rabinovich, /CEO	Date: 03.06.2021
Date: 03.06.2021	